FOR IMMEDIATE RELEASE

                  COMCAST CORPORATION ANNOUNCES COMPLETION OF
                       MICROSOFT'S $1 BILLION INVESTMENT

Philadelphia, PA - June 30, 1997: Comcast Corporation announced today that Microsoft Corporation's $1 billion investment in the Company has been completed. Comcast issued and Microsoft has acquired 24,642,681 shares of Class A Special Common Stock (CMCSK) at $20.29 per share for $500 million, and $500 million of a new issue of Comcast Convertible Preferred Stock. The Comcast Convertible Preferred has a 5.25% pay-in-kind dividend and will be initially convertible into 21,243,691 shares of Class A Special Common Stock (CMCSK), which equals an initial conversion price of $23.54 per share. The issue has a final maturity of 20 years, but may be redeemed at Microsoft's option or called by Comcast after seven years.

Comcast Corporation is principally engaged in the development, management and operation of wired telecommunications including cable television and telephone services; wireless telecommunications including cellular, personal communications services and direct to home satellite television; and content through principal ownership of QVC, the world's premier electronic retailer, through C3 (Comcast Content & Communications), through majority ownership of Comcast-Spectator and controlling interest in E! Entertainment and through other programming investments. The Company's consolidated and affiliated operations serve over ten million customers worldwide.

Comcast's Class A and Class A Special Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSA and CMCSK, respectively.

More information on Comcast Corporation can be found on the Internet at www.comcast.com.

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For further information contact:

Comcast: John R. Alchin, 215-981-7503
       William E. Dordelman, 215-981-7550
       Marlene S. Dooner, 215-981-7392
Microsoft: Nina Bondarook, 425-637-9097